Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 26, 2010, relating to the financial statements and financial statement schedules of Bally Technologies, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of  new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements, on July 1, 2009), and the effectiveness of Bally Technologies, Inc. and subsidiaries’ internal control over financial reporting appearing in the Annual Report on Form 10-K for the year ended June 30, 2010.

/s/ Deloitte & Touche LLP
Las Vegas, NV
March 30, 2011